CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Peter Dans
 (905) 267-4230 peter.dans@mdsinc.com

For Immediate Release:

MDS Announces Agreement to Sell Central Labs Operation
to Czura Thornton

TORONTO, CANADA, October 9, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has signed an agreement to sell its Central Labs operation, which conducts analysis of samples from late-stage clinical trials to Czura Thornton, a private investment group based in Jersey, Channel Islands.

MDS will receive approximately $8 million in proceeds from the transaction, including certain transition services. The purchase price may be increased by up to $4 million if certain performance thresholds are attained by Central Labs following the closing. The transaction is subject to customary post-closing contingencies and adjustments.

 “The divestiture of our Central Labs operation is another milestone in the Company’s repositioning strategy,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.

Central Labs
Under the terms of the agreement, Czura Thornton would acquire MDS’s Central Labs operation, which has more than 600 employees at six sites in Europe, North America and Asia. Central Labs provides a comprehensive range of late-stage laboratory services to global clients, including standardized assays, integrated data management, international laboratory study co-ordination and site support. Its proprietary, industry-leading Apollo CLPM™ (Central Lab Protocol Management) system offers clients real-time access to study data from around the world.

“We intend to build and strengthen the Central Lab business,” said Czura Thornton co-founder Nick Thornton. “We believe the business’s international platform, world-class facilities and highly skilled people will enhance our strong client relationships.  While the Central Lab business will co-operate closely with Chiltern, our wholly owned CRO, it will be run separately.”

The transaction is expected to close in the fourth calendar quarter of 2009, and is subject to customary approvals and closing conditions. In addition, the sale of the Central Labs operations in France and Germany is subject to review and consultation with the applicable Works Councils in accordance with labour laws in those countries.

MDS Strategic Repositioning
On September 2, 2009, MDS announced that it had entered into an agreement to sell its MDS Analytical Technologies business, a leading global supplier of drug discovery and life sciences research tools, to Danaher Corporation and to return a substantial portion of the sale proceeds to shareholders.  The Company also announced that it intends to sell its MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies.  Assuming completion of these proposed sales, MDS will remain a publicly traded entity consisting solely of its MDS Nordion business.

There can be no assurance that MDS will complete a transaction involving MDS Pharma Services.  If MDS determines that there is not an acceptable transaction, it intends to retain and invest in building the business.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful completion of the aforementioned divestiture, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008 filed with the U.S. Securities & Exchange Commission.

About Czura Thornton
Czura Thornton is a private investment firm that has extensive experience in international business, contract research and medical laboratories. The firm is invested in the life sciences, property and transportation sectors. Further information can be found at www.czurathornton.com.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS